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07023136

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jannock Properties Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 7 2007
THOMSON FINANCIAL

FILE NO. 82- 05062

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/2/07

082-05062

2006

ARIS
12-31-06

2006 Annual Report

Jannock Properties Limited
2500 Meadowpine Blvd, Unit 7
Mississauga, Ontario L5N 6C4

MESSAGE TO SHAREHOLDERS

Last year I told you that our focus has shifted to realizing the cash from the mortgages that we are holding and at the same time scaling down our ongoing operating costs as low as possible.
Our largest creation of value now should come from our interests in Jancor Companies, Inc.as set out below.
In 2006 we distributed \$0.05 per unit (share) to our shareholders, bringing the total distributed since March 2000 to the equivalent of \$1.15 per unit and we are currently holding cash and mortgages equivalent to another \$0.18 per unit. Every quarter we look at our cash position to decide whether or not we feel comfortable that we can make another distribution and we will continue to do this in the future.

Real Estate

Last year, we collected \$513,000 from an outstanding mortgage receivable and a total of \$761,000 from the recovery of some municipal fees. In 2007, we expect to receive the remaining \$3,670,000 of mortgages receivable that are outstanding and a further \$459,000 relating to the recovery of municipal fees.

Jancor Companies, Inc

When we sold our interests in Jancor in 2001 we were given the right to receive approximately 25% of any net proceeds after repayment of senior debt if and when the current equity-holders decide to sell their interest in Jancor. The value represented by Jancor comes to us in two ways:

- We have the right to participate in payments made by Jancor on its subordinated debt once they exceed US\$16.7 million, which is the principal amount of the debt. In 2006, total payments by Jancor exceeded US\$16.7 million and we received our first payment of US\$118,000 in September 2006 and a further US\$1 million in April of this year. If Jancor makes its scheduled repayments on its subordinated debt, we should receive an additional US\$5.7 million in September of this year and US\$2.3 million in 2008 when the subordinated debt is paid off.
- Apart from our right to receive payments on Jancor's subordinated debt we still will have the right to receive 25% of any net proceeds from the sale of Jancor. The value of this will depend upon future earnings of Jancor and the level of its senior debt. Unfortunately earnings have been depressed over the last few years and this continued into 2006 due in part to the slump in the US housing market. In addition, senior debt at Jancor increased significantly in 2006 due in large part to their acquisition of a vinyl siding plant in 2006 to handle some new private label business.

We believe that it is unlikely that the majority owners will seek a buyer until Jancor has been able to restore its profitability to the levels of previous years and we are prohibited from selling or assigning our interests in Jancor under the agreements. The income tax status of these potential recoveries is unclear and we will be attempting to clarify them during 2007 as we are currently carrying forward substantial capital losses.
It therefore remains impossible to predict either the timing or the amount of proceeds that we may receive from Jancor in the future.

Corporate Expenses

We continue to do all we can to reduce our ongoing expenses. In 2006, our administrative costs were cut by 19% which followed a decrease of 38% that had been achieved a year earlier. We have already taken actions that will reduce these costs even further in 2007.

Ian C. B. Currie
Chairman and President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 5, 2007

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2006, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties or the Corporation) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Corporation was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Corporation, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

As of the financial year ended December 31, 2006, the Chief Executive Officer and Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation's disclosure controls and procedures. Based on that evaluation they have concluded that the Corporation has effective disclosure controls and procedures.

There were no changes in the internal controls over financial reporting in the fourth quarter of 2006 that would materially affect, or are reasonably likely to materially affect the internal control over financial reporting.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2006	2005	2004
Land sales	**$ -**	$ 2,700	$ 27,286
Net income	**802**	1,394	10,414
Basic income per share	**$ 0.02**	$ 0.04	$ 0.29
Total assets	**6,742**	8,813	12,579
Cash distributions per share	**$ 0.05**	$ 0.15	$ 0.60
Net cash provided by operating activities	**229**	8,003	21,220

There were not any land sales in 2006 as all of the remaining properties were sold in 2005. Land sales of $2,700,000 in 2005 consisted entirely of the sale of the two remaining properties at the Milton site.

Gross profits of $875,000 in 2006 resulted from the recovery of development costs charged to cost of sales in prior years. Included in this amount were $484,000 of compensation from a municipality for an over-dedication of parkland, $241,000 as a recovery of levy credits, a $109,000 reduction in previous development cost estimates and a property tax recovery of $36,000. In 2005, gross profits of $2,134,000 included $1,721,000 from the sale of the Milton site and a $413,000 recovery of property taxes charged to cost of sales in prior years.

Interest income on mortgages receivable and cash surpluses, in 2006 was $355,000 compared with $463,000 in 2005.

The recovery on Jancor of $132,000 in 2006 (nil in 2005) reflects the Corporation's participation in payments made by Jancor on its subordinated debt -see "Jancor Companies, Inc".

General and administrative expenses in 2006 amounted to $336,000 compared with $414,000 in 2005 reflecting the ongoing efforts that are being made to reduce overheads.

The income tax provision in 2006 of $224,000 (2005 - $789,000) was 21.8% (2005 – 36.1%) of income before taxes and included a reversal of $150,000 in prior years provisions for future taxes.

CASH FLOWS

Cash provided by operating activities in 2006 amounted to $229,000 compared to $8,003,000 in 2005.

- Cash receipts in 2006 were $1,762,000 and included the collection of a mortgage receivable of $513,000, parkland compensation of $484,000, recovery of levy credits of $241,000, interest received on mortgages receivable and cash surpluses of $354,000, proceeds from Jancor of $132,000 and recovery of property taxes and other of $38,000. In 2005 cash receipts were $8,914,000 and included proceeds from land sales of $2,700,000, collection of mortgages receivable of $5,338,000, a property tax refund of $413,000 and interest receipts of $463,000.
- Cash payments in 2006 were $1,533,000 and included income tax payments on 2005 and 2006 income of $1,177,000 and administrative expenditures of $337,000. In 2005, cash payments were $911,000 and included real estate commissions of $155,000, land development expenditures of $364,000 and administrative expenditures of $406,000.

There were no cash flows for investing activities in either 2006 or 2005.

In 2006, cash used for financing activities consisted of a distribution to shareholders of $1,781,000 ($0.05 per unit) through the redemption of Class A special shares. In 2005 cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 ($0.15 per unit).

JANCOR COMPANIES, INC. (JANCOR)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. As a result of prior year writedowns the carrying value of the investment in Jancor at the time of this transaction was $nil and consequently no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- US$5,572,000 of any payments of principal and interest on Jancor's subordinated bank debt once total payments to the subordinated debt lender have exceeded US$16,717,000 which is the principal amount of the subordinated debt. This is to restore Jannock Properties to a 25% participation in any such payments by Jancor.
- 25% of any additional payments of principal and interest payments on the subordinated debt in excess of US$22,289, until the debt is paid in full.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

At December 31, 2006, cumulative payments by Jancor on its subordinated debt amounted to US$16,835,000 and Jannock Properties received US$118,000 (Cdn$132,000) as its share of the payment which was made in September 2006.

The terms of the Jancor subordinated debt require semi-annual interest payments of approximately US$1 million each in March and September and repayment of 50% of the principal to be repaid in September 2007 with the remaining principal scheduled to be repaid in September 2008. If these payments are made as set out, Jannock Properties will receive US$6,682,000 in 2007 and US$2,340,000 in 2008.

The Corporation has received audited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for 2006 were US$4.1 million versus US$5.6 million a year earlier. Jancor management has attributed part of the decline to a sharp slump in the US housing markets and the impact of lower consumer confidence on the repair and renovation markets during the second half of 2006. In addition, Jancor management has identified approximately US$4 million of one-time costs that were incurred during 2006 in the start-up of a plant in Mississippi and medical expenses at one of the windows operations. Jancor management expects an improvement in operating results in 2007 due to an anticipated decline in raw material costs and the absence of the one-time costs that were incurred in 2006. However this outlook is clouded by the continuing weakness in the US housing markets and the degree of uncertainty over the US economic outlook.

Senior debt obligations at Jancor at the end of 2006 were US$30 million compared with US$10 million at the end of 2005. Approximately half of the increase related to the acquisition of a manufacturing plant in Mississippi that will produce private-label siding.

Management believes that Jancor may produce some value for Jannock Properties in the future. It is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive in the future.

Jannock Properties has not been able to determine how much of the payments that have been received or may be received from Jancor will be taxable. The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future capital gains for Jannock Properties is also uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

** Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.*

FINANCIAL POSITION

Total assets at December 31, 2006 were $6,742,000 compared with $8,813,000 at December 31, 2005.

- Cash and cash equivalents decreased by $1,552,000 mainly due to a distribution to shareholders of $1,781,000 and income tax payments of $1,177,000 which were not fully offset by cash inflows.
- Mortgages receivable that are held by the Corporation on previous property sales declined by $513,000 due to a repayment of a mortgage. The mortgages receivable at December 31, 2006 of $3,670,000 are all due in 2007.

Liabilities at December 31, 2006 were $395,000 compared with $1,487,000 at December 31, 2005.

- Income taxes payable declined by $856,000 primarily due to a payment of $918,000 relating to income taxes on 2005 earnings

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

	2006			
	Q1	**Q2**	**Q3**	**Q4**
Land sales	**$ -**	**$ -**	**$ -**	**$ -**
Net income/(loss)	**8**	**(12)**	**319**	**487**
Basic income per share	**$ 0.00**	**$ (0.00)**	**$ 0.01**	**$ 0.01**
Net cash provided/used by operating activities	**(496)**	**56**	**283**	**386**

	2005			
	Q1	Q2	Q3	Q4
Land sales	$ 2,700	$ -	$ -	$ -
Net income/(loss)	1,036	73	271	14
Basic income per share	$ 0.03	$ 0.00	$ 0.01	$ 0.00
Net cash provided/(used) by operating activities	2,463	4,399	329	812

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, Jannock Properties was holding cash and cash investments of $3,010,000. In 2006 all outstanding letters of credit were cancelled and the Corporation determined that it would cover any future development obligations, claims and environmental guarantees at its various sites by maintaining cash balances. As a result the Corporation no longer maintains a significant credit facility.

Jannock Properties believes that it has adequate cash reserves to finance the Corporation's operations.

DISTRIBUTIONS

Distributions to shareholders amounted to $1,781,000, equivalent to five cents per share, in 2006 and $5,345,000, equivalent to fifteen cents per share, in 2005. Cash receipts from the collection of outstanding mortgages receivable and from Jancor and the payments of expenses and income taxes will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Corporation's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Corporation. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Corporation's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

Since May 9, 2002, the Corporation has made the following share redemptions:

Year	Class A special shares redeemed per Unit	Total Number of Class A special shares redeemed	Redemption Cost
2006	5	178,159,660	$1,781,000
2005	15	534,478,980	$5,345,000
2004	60	2,137,915,920	$21,379,000
2003	10	356,319,320	$3,563,000
2002	15	534,478,980	$5,345,000

The redemption costs have been charged against share capital. There are currently 70 Class A special shares associated with each Class B common share after these redemptions.

CONTINGENCIES

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

POTENTIAL RECOVERIES

In 2006, the Corporation received amounts of $484,000 and $241,000 respectively in relation to approximately $1,100,000 that had been identified at December 31, 2005 as potential recoveries of development charges that were contingent upon actions of other developers. A further $459,000 is potentially recoverable although the ultimate amount realized and the timing of recovery is uncertain and could differ from current estimates.

OUTLOOK

In addition to its cash balances, the Corporation is holding two mortgages receivable totaling $3,670,000 on the unpaid balances relating to properties that had previously been sold. A mortgage receivable for $2,480,000 at December 31, 2006 has been extended by six months to October 2007 following receipt of a partial payment of $400,000 in April 2007. The other mortgage receivable for $1,190,000 is due for repayment in November 2007.

General and administrative expenses are expected to be more than 10% lower in 2007 than in 2006 owing to further cost reduction actions that are being taken.

RISKS AND UNCERTAINTIES

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in Jancor Companies, Inc. section.

Mortgage receivables held by the Corporation are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets. At December 31, 2006 the mortgage receivables are due from two purchasers in the amounts of $2,480,000 and $1,190,000.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in the remediation of its McFarren and Cooksville sites. At this time, the Corporation is not aware of any environmental issues that would have a material effect on the financial position of the Corporation.

RELATED PARTY TRANSACTIONS

In 2006, the former President of the Corporation discharged an outstanding mortgage receivable of $513,000 relating to a property that he acquired in 2005 which had been previously sold by the Corporation to an unrelated party.

In 2006 the former President was paid $8,000 for consulting services provided to the Corporation ($17,000 in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

SUBSEQUENT EVENTS

Subsequent to the year end, the Corporation agreed to extend the terms of the $2,480,000 mortgage receivable, which was due on April 2, 2007 until October 2007, subject to a reduction in the mortgage principal by $400,000 to $2,080,000. The required payment was received in April 2007.

On April 4, 2007, the Corporation received a payment of US$1,003,000 under the Jancor debt participation agreement -see "Jancor Companies, Inc".

ADDITIONAL INFORMATION RELATING TO THE CORPORATION

During the year ended December 31, 2006, the Corporation did not implement any new accounting policies.

New accounting guidelines that would be effective for Jannock Properties commencing January 1, 2007, require companies to include the fair value of financial instruments, including derivatives, in their balance sheet with the changes potentially flowing through the income statement. The Corporation is currently assessing whether or not these guidelines would be applicable to the Corporation's rights to participate in future proceeds from Jancor Companies, Inc

At December 31, 2006, there were no off-balance sheet transactions.

FINANCIAL RESULTS

MANAGEMENT'S RESPONSIBILITY

The accompanying financial statements, the notes thereto and other financial information contained in this Annual Report, have been prepared by, and are the responsibility of management of Jannock Properties Ltd. These financial statements have been prepared in accordance with the accounting policies set out in the notes to the financial statements. Where necessary, management has made informed judgements and estimates in accounting for transactions that are not yet complete. Management is of the opinion that the financial statements are in accordance with Canadian generally accepted accounting principles.

Management maintains accounting systems and internal controls to provide reasonable assurance that assets are safeguarded and financial records are reliable.

The Audit Committee of the Board consists of all members of the Board of Directors excluding management and reviews accounting issues, internal controls, auditing matters and the annual financial statements with management and the auditors.

PricewaterhouseCoopers LLP have been engaged to examine in accordance with Canadian generally accepted auditing standards, the financial statements of the Company and to provide an independent opinion. Their report is presented with the financial statements.

BRIAN W. JAMIESON
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

February 1, 2007 (except for note 12,
which is dated April 4, 2007)

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheet of **Jannock Properties Limited** as at December 31, 2006 and the statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

Jannock Properties Limited

Balance Sheet

As at December 31, 2006

(in thousands of Canadian dollars)

	2006 $	2005 $
Assets		
Mortgages receivable (notes 4 and 12)	3,670	4,183
Other assets	62	68
Cash and cash equivalents	3,010	4,562
	6,742	8,813
Liabilities		
Accounts payable and accrued liabilities (note 8)	47	186
Income taxes payable	91	947
Future income tax liabilities (note 6)	257	354
	395	1,487
Shareholders' Equity		
Capital stock (note 9)	24,896	26,677
Contributed surplus	6,868	6,868
Deficit	(25,417)	(26,219)
	6,347	7,326
	6,742	8,813

Jancor Companies, Inc. (notes 5 and 12)

Contingencies and commitments (note 10)

Approved by the Board of Directors

(signed) D. P. Smith Director (signed) R. W. Korthals Director

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statement of Income and Deficit

For the year ended December 31, 2006

(in thousands of Canadian dollars, except per share amounts)

	2006 $	2005 $
Land sales	-	2,700
Cost of sales (recovery of prior years' cost of sale amounts)	(875)	566
Gross profit	875	2,134
Interest income	355	463
Recovery on Jancor (note 5)	132	-
	1,362	2,597
General and administrative expenses	(336)	(414)
Income before income taxes	1,026	2,183
Income taxes (note 6)	224	789
Net income for the year	802	1,394
Deficit - Beginning of year	(26,219)	(27,613)
Deficit - End of year	(25,417)	(26,219)
Basic income per share	0.02	0.04

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statement of Cash Flows

For the year ended December 31, 2006

(in thousands of Canadian dollars)

	2006 $	2005 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	-	2,700
Recovery of prior years' cost of sale amounts	761	413
Collection of mortgages receivable	513	5,338
Interest received	355	463
Recovery on Jancor	132	-
Cash payments		
Income taxes recovered/paid	(1,177)	14
Real estate commissions	-	(155)
Expenditures on land development	(19)	(364)
Other payments	(336)	(406)
	229	8,003
Financing activities		
Redemption of capital stock	(1,781)	(5,345)
Increase (decrease) in cash and cash equivalents during the year	(1,552)	2,658
Cash and cash equivalents - Beginning of year	4,562	1,904
Cash and cash equivalents - End of year	3,010	4,562
Cash and cash equivalents are comprised of		
Cash	110	903
Short-term investments	2,900	3,659
	3,010	4,562

The accompanying notes are an integral part of these financial statements.

(in thousands of Canadian dollars)

1 The Company

Jannock Properties Limited (the Company or Jannock Properties) was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the Company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. (Jancor), in exchange for 35,631,938 common shares of the Company. Since the common shares of the Company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the Company and, accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the Company is an orderly disposition of the Company's assets.

2 Summary of significant accounting policies

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled, the Company has received a down payment of a minimum of 15% of the purchase price, and collection of the remaining amount is reasonably assured. Land sales are reported net of the imputed discount arising from interest-free periods granted on mortgages receivable.

Cost of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project. Recoveries of development costs and levies are recognized when received.

Capitalization of costs

The Company capitalizes certain costs applicable to land under development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Environmental expenditures

The Company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

(in thousands of Canadian dollars)

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Use of estimates

The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates that the Company is required to make relate to determining the estimated cost to complete land sales and estimates of the net realizable value of mortgage receivables. Actual results could differ from those estimates.

Income per share

Basic income per share has been calculated using the weighted average number of Class B common shares outstanding during the year ended December 31, 2006 of 35,631,932 (2005 - 35,631,932 Class B common shares).

3 Capitalized costs

The following costs have been capitalized during the year:

	2006 $	2005 $
Property taxes	-	25

(in thousands of Canadian dollars)

These amounts were allocated as follows:

	2006 $	2005 $
Land under development	-	25

4 Mortgages receivable

Mortgages receivable are due from two different parties, are collateralized by land, and comprise the following:

	2006 $	2005 $
Bearing interest at 6% and due November 10, 2007	1,190	1,190
Bearing interest at 6% and due April 2, 2007	2,480	2,480
Bearing interest at 8% and due February 15, 2006 (note 11)	-	513
	3,670	4,183

5 Jancor Companies, Inc.

In fiscal 2001, the Company sold its equity interest in Jancor, a U.S. manufacturer of vinyl siding, windows and outdoor fence and deck products, and no longer has any influence over the business of Jancor carried on as a private company. As a result of prior year writedowns, the carrying value of the Company's investment in Jancor at the time of this transaction was $nil, and consequently, no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale, the Company has the right to receive:

- the next US$5,572 of any payments of principal and interest on Jancor's subordinated bank debt, once aggregate payments to the subordinated lender exceed US$16,717, which was the principal amount of the subordinated debt. This is to restore the Company to a 25% participation in any such payments;

- 25% of any payments of principal and interest on the subordinated debt in excess of US$22,289, until the debt is paid in full; and

- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

At December 31, 2006, the cumulative payments, including principal and interest, on Jancor's subordinated debt amounted to US$16,835 and, as per the terms of the sale agreement, the Company received US$118 (CAN$132) during the year ended December 31, 2006. This amount has been recorded as income in the current year's statement of income and deficit.

The terms of the subordinated debt require semi-annual interest payments of approximately US$1,000 each in March and September, and repayment of 50% of the principal (US$8,358) in September 2007, with the remaining principal scheduled to be paid in September 2008. If these payments are made, then the Company is

(in thousands of Canadian dollars)

entitled to approximately US$6,682 in 2007, and a further US$2,340 in 2008. Based on the information available, it is not possible to predict with any degree of certainty Jancor's ability to pay, or the timing of receipt of payments under the agreement, if any.

6 Income taxes

The Company's income tax provision is as follows:

	2006 $	2005 $
Current	321	917
Future	(97)	(128)
	224	789

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense:

	2006 $	2005 $
Income before income taxes	1,026	2,183
Provision for income taxes at a combined basic rate of 36.12% (2005 - 36.12%)	371	789
Reversal of other temporary differences	(147)	-
Income tax provision	224	789
Future income tax liabilities		
Tax values of land and mortgages receivable lower than carrying amounts	295	249
Other temporary differences - net	(38)	105
Loss relating to Jancor	(6,327)	(6,925)
Valuation allowance	6,327	6,925
Net future income tax liabilities	257	354

7 Bank loan

During the year, the Company's credit facility has been cancelled and replaced with an operating line. The total operating line available is $25, of which $nil has been utilized.

(in thousands of Canadian dollars)

8 Accounts payable and accrued liabilities

	2006 $	2005 $
Costs to complete land sold	10	138
Trade payables and accruals	37	48
	47	186

9 Capital stock

On May 9, 2002, the Company's capital was reorganized through amendment of the articles of the Company. Pursuant to the special resolution authorizing the reorganization of the capital of the Company, the authorized capital stock of the Company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable.

In the periods prior to December 31, 2004, the Company had redeemed 85 of the 175 Class A special shares associated with each Class B common share. At December 31, 2004, there were 90 Class A special shares associated with each Class B common share outstanding.

During 2005, the Company redeemed 15 of the 90 Class A special shares associated with each Class B common share aggregating 534,478,980 Class A special shares at a cost of $5,345. The redemption cost has been charged against capital stock. At December 31, 2005, there were 75 Class A special shares associated with each Class B common share outstanding.

During 2006, the Company redeemed five of 75 Class A special shares aggregating 178,159,660 Class A special shares at a cost of $1,781. At December 31, 2006, there are 70 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the Company's basic income per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

(in thousands of Canadian dollars)

The following summarizes the changes in capital stock during the years ended December 31, 2006 and 2005:

	Number of shares		
	Class B common	**Class A special**	**Amount $**
Issued and outstanding - December 31, 2004	35,631,932	3,206,873,880	32,022
Redemption of Class A special shares	-	(534,478,980)	(5,345)
Issued and outstanding - December 31, 2005	35,631,932	2,672,394,900	26,677
Redemption of Class A special shares	-	(178,159,660)	(1,781)
Issued and outstanding - December 31, 2006	35,631,932	2,494,235,240	24,896

10 Contingencies and commitments

Under the asset transfer agreement dated March 10, 2000 between the Company and Jannock Limited (note 1), the Company is required to provide security in the amounts of $1,200 and $300 to cover any potential environmental liabilities for the Brittania and Milton sites, respectively, that may arise for three years after the sale of these sites. These security amounts expire in September 2007 and March 2008, respectively, which are the third anniversary dates of the sale of each site. The Company is not aware of any liabilities for environmental issues at these sites and, accordingly, no amount has been accrued in these financial statements.

The Company estimates there are approximately $459 (2005 - $1,100) of potential recoveries relating to development costs that are contingent upon actions of other developers. The ultimate amounts and timing of collection of these amounts are uncertain. These recoveries will be recognized as income if and when received. During the year, the Company recovered $725 relating to these development costs, and a further $36 related to a property tax refund.

As at December 31, 2006, the Company has letters of credit outstanding amounting to $nil (2005 - $173). The Company has provided $nil (2005 - $173) to municipalities in support of the Company's obligation to complete servicing requirements in connection with various land development projects.

11 Related party transactions

In 2006, the former president of the Company discharged an outstanding mortgage receivable of $513 relating to a property that he acquired in 2005, which had been previously sold by the Company to an unrelated party.

In 2006, the former president of the Company was paid $8 (2005 - $17) for consulting services provided to the Company. He also received commissions of $nil in 2006 (2005 - $107) in connection with sale of properties. The Company pays a share of rent and expenses to the former president as a subtenant in office space that it shares with him and a third party.

(in thousands of Canadian dollars)

12 Subsequent events

Subsequent to the year-end, the Company agreed to extend the term of the $2,480 mortgage receivable, which was due April 2, 2007 (note 4) until October 2007, subject to a reduction in the mortgage principal by $400 to $2,080. The required principal payment was received in April 2007.

On April 4, 2007, the Company received approximately US$1,000 under the Jancor debt participation agreement as disclosed in note 5.

CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Ian C. B. Currie
Toronto, Ontario
Chairman of the Board and President
Jannock Properties Limited
Company Director

J. Lorne Braithwaite
Toronto, Ontario
Company Director

Robert W. Korthals
Toronto, Ontario
Company Director

David P. Smith
Toronto, Ontario
Managing Partner
Enterprise Capital Management Inc.

OFFICERS OF THE COMPANY

Ian C. B. Currie
Chairman of the Board and President

Brian W. Jamieson
Chief Financial Officer and Secretary

ANNUAL MEETING

Jannock Properties Limited's Annual Meeting of Shareholders will be held on May 9, 2007 at 10:00 a.m. at:
The offices of Fraser Milner Casgrain LLP
Crawford Room
39th Floor,
1 First Canadian Place,
100 King Street West, Toronto, Ontario
All shareholders are encouraged to attend.

TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

SHARE TRADING INFORMATION

(per the TSX Venture Exchange)

		HIGH	LOW	CLOSE	VOLUME (thousands)
1st	**Quarter 2006**	**0.41**	**0.37**	**0.39**	**104**
2nd	**Quarter 2006**	**0.55**	**0.36**	**0.36**	**656**
3rd	**Quarter 2006**	**0.44**	**0.36**	**0.37**	**35**
4th	**Quarter 2006**	**0.41**	**0.37**	**0.38**	**166**
1st	Quarter 2005	0.47	0.40	0.42	565
2nd	Quarter 2005	0.50	0.32	0.32	153
3rd	Quarter 2005	0.46	0.32	0.36	192
4th	Quarter 2005	0.41	0.36	0.40	205

SHARE LISTING (UNITS)

TSX Venture Exchange: JPL.UN
Each unit currently consists of One Class B Common share and 70 Special Class A shares

SHARES OUTSTANDING

35,631,932 Class B Common Shares

INVESTOR CONTACT

Brian W. Jamieson
Chief Financial Officer and Secretary
Tel: (905) 821-4464
Fax: (905) 821-1853
e-mail: bjamie@jannockproperties.com

EQUITY
TRANSFER & TRUST COMPANY

Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 17, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: JANNOCK PROPERTIES LIMITED

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on April 16, 2007.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders
3. Management Information Circular
4. 2006 Annual Report
5. Pre-paid Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

R. Vieira

Jannock Properties Limited

Financial Statements
December 31, 2006
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

February 1, 2007 (except for note 12,
which is dated April 4, 2007)

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheet of **Jannock Properties Limited** as at December 31, 2006 and the statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

Jannock Properties Limited
Balance Sheet
As at December 31, 2006

(in thousands of Canadian dollars)

	2006 $	2005 $
Assets		
Mortgages receivable (notes 4 and 12)	3,670	4,183
Other assets	62	68
Cash and cash equivalents	3,010	4,562
	6,742	8,813
Liabilities		
Accounts payable and accrued liabilities (note 8)	47	186
Income taxes payable	91	947
Future income tax liabilities (note 6)	257	354
	395	1,487
Shareholders' Equity		
Capital stock (note 9)	24,896	26,677
Contributed surplus	6,868	6,868
Deficit	(25,417)	(26,219)
	6,347	7,326
	6,742	8,813

Jancor Companies, Inc. (notes 5 and 12)

Contingencies and commitments (note 10)

Approved by the Board of Directors

(signed) D. P. Smith Director (signed) R. W. Korthals Director

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statement of Income and Deficit

For the year ended December 31, 2006

(in thousands of Canadian dollars, except per share amounts)

	2006 $	2005 $
Land sales	-	2,700
Cost of sales (recovery of prior years' cost of sale amounts)	(875)	566
Gross profit	875	2,134
Interest income	355	463
Recovery on Jancor (note 5)	132	-
	1,362	2,597
General and administrative expenses	(336)	(414)
Income before income taxes	1,026	2,183
Income taxes (note 6)	224	789
Net income for the year	802	1,394
Deficit - Beginning of year	(26,219)	(27,613)
Deficit - End of year	(25,417)	(26,219)
Basic income per share	0.02	0.04

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statement of Cash Flows

For the year ended December 31, 2006

(in thousands of Canadian dollars)

	2006 $	2005 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	-	2,700
Recovery of prior years' cost of sale amounts	761	413
Collection of mortgages receivable	513	5,338
Interest received	355	463
Recovery on Jancor	132	-
Cash payments		
Income taxes recovered/paid	(1,177)	14
Real estate commissions	-	(155)
Expenditures on land development	(19)	(364)
Other payments	(336)	(406)
	229	8,003
Financing activities		
Redemption of capital stock	(1,781)	(5,345)
Increase (decrease) in cash and cash equivalents during the year	(1,552)	2,658
Cash and cash equivalents - Beginning of year	4,562	1,904
Cash and cash equivalents - End of year	3,010	4,562
Cash and cash equivalents are comprised of		
Cash	110	903
Short-term investments	2,900	3,659
	3,010	4,562

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited
Notes to Financial Statements
December 31, 2006

(in thousands of Canadian dollars)

1 The Company

Jannock Properties Limited (the Company or Jannock Properties) was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the Company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. (Jancor), in exchange for 35,631,938 common shares of the Company. Since the common shares of the Company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the Company and, accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the Company is an orderly disposition of the Company's assets.

2 Summary of significant accounting policies

Recognition of revenue

Land sales under agreements of purchase and sale are recognized as income once all material conditions have been fulfilled, the Company has received a down payment of a minimum of 15% of the purchase price, and collection of the remaining amount is reasonably assured. Land sales are reported net of the imputed discount arising from interest-free periods granted on mortgages receivable.

Cost of land sales

Land, property taxes, interest and development and servicing costs are allocated on a net acreage basis to each phase of a development project. Recoveries of development costs and levies are recognized when received.

Capitalization of costs

The Company capitalizes certain costs applicable to land under development. These costs include costs incurred during the development period, such as property taxes, specific interest, pre-development expenditures and servicing costs.

Environmental expenditures

The Company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

(in thousands of Canadian dollars)

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Fair values of financial assets and liabilities

The fair values of financial assets and liabilities represent estimates of amounts at which these assets and liabilities could be exchanged in an arm's length transaction between willing parties. The carrying amounts of financial assets and liabilities approximate their fair values, unless otherwise stated.

Use of estimates

The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates that the Company is required to make relate to determining the estimated cost to complete land sales and estimates of the net realizable value of mortgage receivables. Actual results could differ from those estimates.

Income per share

Basic income per share has been calculated using the weighted average number of Class B common shares outstanding during the year ended December 31, 2006 of 35,631,932 (2005 - 35,631,932 Class B common shares).

3 Capitalized costs

The following costs have been capitalized during the year:

	2006 $	2005 $
Property taxes	-	25

(in thousands of Canadian dollars)

These amounts were allocated as follows:

	2006 $	2005 $
Land under development	-	25

4 Mortgages receivable

Mortgages receivable are due from two different parties, are collateralized by land, and comprise the following:

	2006 $	2005 $
Bearing interest at 6% and due November 10, 2007	1,190	1,190
Bearing interest at 6% and due April 2, 2007	2,480	2,480
Bearing interest at 8% and due February 15, 2006 (note 11)	-	513
	3,670	4,183

5 Jancor Companies, Inc.

In fiscal 2001, the Company sold its equity interest in Jancor, a U.S. manufacturer of vinyl siding, windows and outdoor fence and deck products, and no longer has any influence over the business of Jancor carried on as a private company. As a result of prior year writedowns, the carrying value of the Company's investment in Jancor at the time of this transaction was $nil, and consequently, no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale, the Company has the right to receive:

- the next US$5,572 of any payments of principal and interest on Jancor's subordinated bank debt, once aggregate payments to the subordinated lender exceed US$16,717, which was the principal amount of the subordinated debt. This is to restore the Company to a 25% participation in any such payments;

- 25% of any payments of principal and interest on the subordinated debt in excess of US$22,289, until the debt is paid in full; and

- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

At December 31, 2006, the cumulative payments, including principal and interest, on Jancor's subordinated debt amounted to US$16,835 and, as per the terms of the sale agreement, the Company received US$118 (CAN$132) during the year ended December 31, 2006. This amount has been recorded as income in the current year's statement of income and deficit.

The terms of the subordinated debt require semi-annual interest payments of approximately US$1,000 each in March and September, and repayment of 50% of the principal (US$8,358) in September 2007, with the remaining principal scheduled to be paid in September 2008. If these payments are made, then the Company is

(in thousands of Canadian dollars)

entitled to approximately US$6,682 in 2007, and a further US$2,340 in 2008. Based on the information available, it is not possible to predict with any degree of certainty Jancor's ability to pay, or the timing of receipt of payments under the agreement, if any.

6 Income taxes

The Company's income tax provision is as follows:

	2006 $	2005 $
Current	321	917
Future	(97)	(128)
	224	789

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense:

	2006 $	2005 $
Income before income taxes	1,026	2,183
Provision for income taxes at a combined basic rate of 36.12% (2005 - 36.12%)	371	789
Reversal of other temporary differences	(147)	-
Income tax provision	224	789
Future income tax liabilities		
Tax values of land and mortgages receivable lower than carrying amounts	295	249
Other temporary differences - net	(38)	105
Loss relating to Jancor	(6,327)	(6,925)
Valuation allowance	6,327	6,925
Net future income tax liabilities	257	354

7 Bank loan

During the year, the Company's credit facility has been cancelled and replaced with an operating line. The total operating line available is $25, of which $nil has been utilized.

(in thousands of Canadian dollars)

8 Accounts payable and accrued liabilities

	2006 $	2005 $
Costs to complete land sold	10	138
Trade payables and accruals	37	48
	47	186

9 Capital stock

On May 9, 2002, the Company's capital was reorganized through amendment of the articles of the Company. Pursuant to the special resolution authorizing the reorganization of the capital of the Company, the authorized capital stock of the Company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable.

In the periods prior to December 31, 2004, the Company had redeemed 85 of the 175 Class A special shares associated with each Class B common share. At December 31, 2004, there were 90 Class A special shares associated with each Class B common share outstanding.

During 2005, the Company redeemed 15 of the 90 Class A special shares associated with each Class B common share aggregating 534,478,980 Class A special shares at a cost of $5,345. The redemption cost has been charged against capital stock. At December 31, 2005, there were 75 Class A special shares associated with each Class B common share outstanding.

During 2006, the Company redeemed five of 75 Class A special shares aggregating 178,159,660 Class A special shares at a cost of $1,781. At December 31, 2006, there are 70 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the Company's basic income per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

(in thousands of Canadian dollars)

The following summarizes the changes in capital stock during the years ended December 31, 2006 and 2005:

	Number of shares		
	Class B common	Class A special	Amount $
Issued and outstanding - December 31, 2004	35,631,932	3,206,873,880	32,022
Redemption of Class A special shares	-	(534,478,980)	(5,345)
Issued and outstanding - December 31, 2005	35,631,932	2,672,394,900	26,677
Redemption of Class A special shares	-	(178,159,660)	(1,781)
Issued and outstanding - December 31, 2006	35,631,932	2,494,235,240	24,896

10 Contingencies and commitments

Under the asset transfer agreement dated March 10, 2000 between the Company and Jannock Limited (note 1), the Company is required to provide security in the amounts of $1,200 and $300 to cover any potential environmental liabilities for the Brittania and Milton sites, respectively, that may arise for three years after the sale of these sites. These security amounts expire in September 2007 and March 2008, respectively, which are the third anniversary dates of the sale of each site. The Company is not aware of any liabilities for environmental issues at these sites and, accordingly, no amount has been accrued in these financial statements.

The Company estimates there are approximately $459 (2005 - $1,100) of potential recoveries relating to development costs that are contingent upon actions of other developers. The ultimate amounts and timing of collection of these amounts are uncertain. These recoveries will be recognized as income if and when received. During the year, the Company recovered $725 relating to these development costs, and a further $36 related to a property tax refund.

As at December 31, 2006, the Company has letters of credit outstanding amounting to $nil (2005 - $173). The Company has provided $nil (2005 - $173) to municipalities in support of the Company's obligation to complete servicing requirements in connection with various land development projects.

11 Related party transactions

In 2006, the former president of the Company discharged an outstanding mortgage receivable of $513 relating to a property that he acquired in 2005, which had been previously sold by the Company to an unrelated party.

In 2006, the former president of the Company was paid $8 (2005 - $17) for consulting services provided to the Company. He also received commissions of $nil in 2006 (2005 - $107) in connection with sale of properties. The Company pays a share of rent and expenses to the former president as a subtenant in office space that it shares with him and a third party.

(in thousands of Canadian dollars)

12 Subsequent events

Subsequent to the year-end, the Company agreed to extend the term of the $2,480 mortgage receivable, which was due April 2, 2007 (note 4) until October 2007, subject to a reduction in the mortgage principal by $400 to $2,080. The required principal payment was received in April 2007.

On April 4, 2007, the Company received approximately US$1,000 under the Jancor debt participation agreement as disclosed in note 5.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 5, 2007

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2006, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties or the Corporation) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Corporation was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Corporation, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

As of the financial year ended December 31, 2006, the Chief Executive Officer and Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation's disclosure controls and procedures. Based on that evaluation they have concluded that the Corporation has effective disclosure controls and procedures.

There were no changes in the internal controls over financial reporting in the fourth quarter of 2006 that would materially affect, or are reasonably likely to materially affect the internal control over financial reporting.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2006	2005	2004
Land sales	$ -	$ 2,700	$ 27,286
Net income	**802**	1,394	10,414
Basic income per share	$ **0.02**	$ 0.04	$ 0.29
Total assets	**6,742**	8,813	12,579
Cash distributions per share	$ **0.05**	$ 0.15	$ 0.60
Net cash provided by operating activities	**229**	8,003	21,220

There were not any land sales in 2006 as all of the remaining properties were sold in 2005. Land sales of $2,700,000 in 2005 consisted entirely of the sale of the two remaining properties at the Milton site.

Gross profits of $875,000 in 2006 resulted from the recovery of development costs charged to cost of sales in prior years. Included in this amount were $484,000 of compensation from a municipality for an over-dedication of parkland, $241,000 as a recovery of levy credits, a $109,000 reduction in previous development cost estimates and a property tax recovery of $36,000. In 2005, gross profits of $2,134,000 included $1,721,000 from the sale of the Milton site and a $413,000 recovery of property taxes charged to cost of sales in prior years.

Interest income on mortgages receivable and cash surpluses, in 2006 was $355,000 compared with $463,000 in 2005.

The recovery on Jancor of $132,000 in 2006 (nil in 2005) reflects the Corporation's participation in payments made by Jancor on its subordinated debt -see "Jancor Companies, Inc".

General and administrative expenses in 2006 amounted to $336,000 compared with $414,000 in 2005 reflecting the ongoing efforts that are being made to reduce overheads.

The income tax provision in 2006 of $224,000 (2005 - $789,000) was 21.8% (2005 – 36.1%) of income before taxes and included a reversal of $150,000 in prior years provisions for future taxes.

CASH FLOWS

Cash provided by operating activities in 2006 amounted to $229,000 compared to $8,003,000 in 2005.

- Cash receipts in 2006 were $1,762,000 and included the collection of a mortgage receivable of $513,000, parkland compensation of $484,000, recovery of levy credits of $241,000, interest received on mortgages receivable and cash surpluses of $354,000, proceeds from Jancor of $132,000 and recovery of property taxes and other of $38,000. In 2005 cash receipts were $8,914,000 and included proceeds from land sales of $2,700,000, collection of mortgages receivable of $5,338,000, a property tax refund of $413,000 and interest receipts of $463,000.
- Cash payments in 2006 were $1,533,000 and included income tax payments on 2005 and 2006 income of $1,177,000 and administrative expenditures of $337,000. In 2005, cash payments were $911,000 and included real estate commissions of $155,000, land development expenditures of $364,000 and administrative expenditures of $406,000.

There were no cash flows for investing activities in either 2006 or 2005.

In 2006, cash used for financing activities consisted of a distribution to shareholders of $1,781,000 ($0.05 per unit) through the redemption of Class A special shares. In 2005 cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 ($0.15 per unit).

JANCOR COMPANIES, INC. (JANCOR)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. As a result of prior year writedowns the carrying value of the investment in Jancor at the time of this transaction was $nil and consequently no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- US$5,572,000 of any payments of principal and interest on Jancor's subordinated bank debt once total payments to the subordinated debt lender have exceeded US$16,717,000 which is the principal amount of the subordinated debt. This is to restore Jannock Properties to a 25% participation in any such payments by Jancor.
- 25% of any additional payments of principal and interest payments on the subordinated debt in excess of US$22,289, until the debt is paid in full.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

At December 31, 2006, cumulative payments by Jancor on its subordinated debt amounted to US$16,835,000 and Jannock Properties received US$118,000 (Cdn$132,000) as its share of the payment which was made in September 2006.

The terms of the Jancor subordinated debt require semi-annual interest payments of approximately US$1 million each in March and September and repayment of 50% of the principal to be repaid in September 2007 with the remaining principal scheduled to be repaid in September 2008. If these payments are made as set out, Jannock Properties will receive US$6,682,000 in 2007 and US$2,340,000 in 2008.

The Corporation has received audited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for 2006 were US$4.1 million versus US$5.6 million a year earlier. Jancor management has attributed part of the decline to a sharp slump in the US housing markets and the impact of lower consumer confidence on the repair and renovation markets during the second half of 2006. In addition, Jancor management has identified approximately US$4 million of one-time costs that were incurred during 2006 in the start-up of a plant in Mississippi and medical expenses at one of the windows operations. Jancor management expects an improvement in operating results in 2007 due to an anticipated decline in raw material costs and the absence of the one-time costs that were incurred in 2006. However this outlook is clouded by the continuing weakness in the US housing markets and the degree of uncertainty over the US economic outlook.

Senior debt obligations at Jancor at the end of 2006 were US$30 million compared with US$10 million at the end of 2005. Approximately half of the increase related to the acquisition of a manufacturing plant in Mississippi that will produce private-label siding.

Management believes that Jancor may produce some value for Jannock Properties in the future. It is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive in the future.

Jannock Properties has not been able to determine how much of the payments that have been received or may be received from Jancor will be taxable. The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future capital gains for Jannock Properties is also uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

* *Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.*

FINANCIAL POSITION

Total assets at December 31, 2006 were $6,742,000 compared with $8,813,000 at December 31, 2005.

- Cash and cash equivalents decreased by $1,552,000 mainly due to a distribution to shareholders of $1,781,000 and income tax payments of $1,177,000 which were not fully offset by cash inflows.
- Mortgages receivable that are held by the Corporation on previous property sales declined by $513,000 due to a repayment of a mortgage. The mortgages receivable at December 31, 2006 of $3,670,000 are all due in 2007.

Liabilities at December 31, 2006 were $395,000 compared with $1,487,000 at December 31, 2005.

- Income taxes payable declined by $856,000 primarily due to a payment of $918,000 relating to income taxes on 2005 earnings

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

		2006		
	Q1	**Q2**	**Q3**	**Q4**
Land sales	**$ -**	**$ -**	**$ -**	**$ -**
Net income/(loss)	**8**	**(12)**	**319**	**487**
Basic income per share	**$ 0.00**	**$ (0.00)**	**$ 0.01**	**$ 0.01**
Net cash provided/used by operating activities	**(496)**	**56**	**283**	**386**

		2005		
	Q1	Q2	Q3	Q4
Land sales	$ 2,700	$ -	$ -	$ -
Net income/(loss)	1,036	73	271	14
Basic income per share	$ 0.03	$ 0.00	$ 0.01	$ 0.00
Net cash provided/(used) by operating activities	2,463	4,399	329	812

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, Jannock Properties was holding cash and cash investments of $3,010,000. In 2006 all outstanding letters of credit were cancelled and the Corporation determined that it would cover any future development obligations, claims and environmental guarantees at its various sites by maintaining cash balances. As a result the Corporation no longer maintains a significant credit facility.

Jannock Properties believes that it has adequate cash reserves to finance the Corporation's operations.

DISTRIBUTIONS

Distributions to shareholders amounted to $1,781,000, equivalent to five cents per share, in 2006 and $5,345,000, equivalent to fifteen cents per share, in 2005. Cash receipts from the collection of outstanding mortgages receivable and from Jancor and the payments of expenses and income taxes will determine the timing and amount of future distributions.

CAPITAL REORGANIZATION

On May 9, 2002, the Corporation's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Corporation. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Corporation's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

Since May 9, 2002, the Corporation has made the following share redemptions:

Year	Class A special shares redeemed per Unit	Total Number of Class A special shares redeemed	Redemption Cost
2006	5	178,159,660	$1,781,000
2005	15	534,478,980	$5,345,000
2004	60	2,137,915,920	$21,379,000
2003	10	356,319,320	$3,563,000
2002	15	534,478,980	$5,345,000

The redemption costs have been charged against share capital. There are currently 70 Class A special shares associated with each Class B common share after these redemptions.

CONTINGENCIES

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

POTENTIAL RECOVERIES

In 2006, the Corporation received amounts of $484,000 and $241,000 respectively in relation to approximately $1,100,000 that had been identified at December 31, 2005 as potential recoveries of development charges that were contingent upon actions of other developers. A further $459,000 is potentially recoverable although the ultimate amount realized and the timing of recovery is uncertain and could differ from current estimates.

OUTLOOK

In addition to its cash balances, the Corporation is holding two mortgages receivable totaling $3,670,000 on the unpaid balances relating to properties that had previously been sold. A mortgage receivable for $2,480,000 at December 31, 2006 has been extended by six months to October 2007 following receipt of a partial payment of $400,000 in April 2007. The other mortgage receivable for $1,190,000 is due for repayment in November 2007.

General and administrative expenses are expected to be more than 10% lower in 2007 than in 2006 owing to further cost reduction actions that are being taken.

RISKS AND UNCERTAINTIES

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in Jancor Companies, Inc. section.

Mortgage receivables held by the Corporation are secured by a first charge against the real estate that has been sold but carry a risk that the builders or developers may not be able to honour their payment obligations. Jannock Properties minimizes this risk by dealing with financially stable builders who are knowledgeable of their markets. At December 31, 2006 the mortgage receivables are due from two purchasers in the amounts of $2,480,000 and $1,190,000.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in the remediation of its McFarren and Cooksville sites. At this time, the Corporation is not aware of any environmental issues that would have a material effect on the financial position of the Corporation.

RELATED PARTY TRANSACTIONS

In 2006, the former President of the Corporation discharged an outstanding mortgage receivable of $513,000 relating to a property that he acquired in 2005 which had been previously sold by the Corporation to an unrelated party.

In 2006 the former President was paid $8,000 for consulting services provided to the Corporation ($17,000 in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

SUBSEQUENT EVENTS

Subsequent to the year end, the Corporation agreed to extend the terms of the $2,480,000 mortgage receivable, which was due on April 2, 2007 until October 2007, subject to a reduction in the mortgage principal by $400,000 to $2,080,000. The required payment was received in April 2007.

On April 4, 2007, the Corporation received a payment of US$1,003,000 under the Jancor debt participation agreement -see "Jancor Companies, Inc".

ADDITIONAL INFORMATION RELATING TO THE CORPORATION

During the year ended December 31, 2006, the Corporation did not implement any new accounting policies.

New accounting guidelines that would be effective for Jannock Properties commencing January 1, 2007, require companies to include the fair value of financial instruments, including derivatives, in their balance sheet with the changes potentially flowing through the income statement. The Corporation is currently assessing whether or not these guidelines would be applicable to the Corporation's rights to participate in future proceeds from Jancor Companies, Inc

At December 31, 2006, there were no off-balance sheet transactions.

YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	DATE OF THE REPORT
Jannock Properties Limited	December 31, 2006	April 5, 2007

ISSUER ADDRESS
2500 Meadowpine Blvd, Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed) *"Ian Currie"*	Mr. Ian Currie	April 5, 2007
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
(signed) *"Brian Jamieson"*	Mr. Brian Jamieson	April 5, 2007

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the twelve months ended December 31, 2006 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the twelve month period ended December 31, 2006:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ 0
	Land costs	$ 0
	Development costs	$ (875)
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$ 77
	Directors fees	$ 65
	Professional fees	$ 182
	Office administration	$ 12

2. Related party transactions

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.

For the twelve months to December 31, 2006 the former President was paid $8,000 for consulting services provided to the Corporation ($17,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the twelve month period ended December 31, 2006:

Nil.

b) Summary of options granted during the twelve month period ended December 31, 2006:

Nil.

4. Summary of securities as at the end of the reporting period

As at December 31, 2006:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,494,235,240 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the twelve months ended December 31, 2006 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

Form 52-109F1 - Certification of Annual Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Jannock Properties Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007

Ian C.B. Currie
President

Form 52-109F1 - Certification of Annual Filings

I, Brian Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Jannock Properties Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 5, 2007

B. Jamieson

Brian Jamieson
Chief Financial Officer

Y E CFO Cert

JANNOCK PROPERTIES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF CLASS B COMMON SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the Class B common shareholders of JANNOCK PROPERTIES LIMITED (the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP in the Crawford Room on the 42nd Floor, 1 First Canadian Place, 100 King Street West, Toronto on Wednesday, the 9th day of May, 2007 at the hour of 10:00 o'clock in the morning (Toronto time), for the following purposes:

1. To receive the balance sheet of the Corporation as at December 31, 2006 and the statements of operations and deficit and cash flows for the year then ended together with the reports of the directors and auditors thereon.

2. To appoint auditors.

3. To authorize the directors to fix the remuneration of such auditors.

4. To elect directors.

5. To consider, and, if deemed advisable, to pass an ordinary resolution in the form attached as Schedule A to accompanying management information circular providing for the confirmation of amendments to the Corporation's by-laws regarding indemnities to directors and officers.

6. To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Mississauga, Ontario this 5th day of April, 2007.

BY ORDER OF THE BOARD

(signed)
Brian W. Jamieson
Chief Financial Officer and Secretary

NOTE: If you are unable to be personally present at the Meeting, kindly date, complete, sign and return the enclosed form of proxy in the envelope provided for that purpose. A signed proxy must be delivered by post or other delivery to Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, Attention: Proxy Department, or to the Secretary of the Corporation at the Corporation's executive office at 2500 Meadowpine Blvd., Unit 7, Mississauga, Ontario L5N 6C4, not later than the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, or by depositing it with the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

JANNOCK PROPERTIES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of JANNOCK PROPERTIES LIMITED (the "Corporation") for use at the annual and special meeting (the "Meeting") of the Class B common shareholders of the Corporation to be held at the offices of Fraser Milner Casgrain LLP in the Crawford Room on the 42nd Floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Wednesday, the 9th day of May, 2007 at the hour of 10:00 o'clock in the morning (Toronto time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of annual and special meeting, a copy of which accompanies this management information circular (the "Notice of Meeting").

PROXIES

THE ENCLOSED PROXY IS BEING SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the cost of such solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but regular employees of the Corporation may also solicit proxies by telephone or in person.

A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY ACCOMPANYING THIS CIRCULAR, TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING. A SHAREHOLDER MAY DO SO BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED PROXY BY POSTAL OR OTHER DELIVERY TO EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO M5H 4H1, ATTENTION: PROXY DEPARTMENT, OR TO THE SECRETARY OF THE CORPORATION AT THE CORPORATION'S EXECUTIVE OFFICE AT 2500 MEADOWPINE BLVD., UNIT 7, MISSISSAUGA, ONTARIO, L5N 6C4, NOT LATER THAN THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR BY DEPOSITING IT WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

A shareholder executing the enclosed form of proxy has the right to revoke it under section 110(4) of the *Business Corporations Act* (Ontario) (the "Act"). A shareholder may revoke a proxy by: (i) depositing an instrument in writing executed by him or her or by his or her attorney authorized by a document that is signed in writing or by electronic signature; (ii) by transmitting, by telephonic or electronic means, a revocation that is signed by electronic signature; or (iii) in any other manner permitted by law. The instrument or the revocation must be received: (i) at the registered office of the Corporation at 1 First Canadian Place, 100 King Street West, Suite 4200, Toronto, Ontario, M5X 1B2, Attention: Corporate Secretary, Jannock Properties Limited (or by fax at (416) 863-4592), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used; or (ii) by the Chairman of the Meeting on the day of the Meeting or any adjournment or adjournments thereof.

The Class B common shares of the Corporation (the "Common Shares") represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE APPOINTMENT OF AUDITORS AND/OR THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS AND/OR THE ELECTION OF DIRECTORS, SUCH COMMON SHARES WILL BE VOTED IN RESPECT OF SUCH MATTERS. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST THE BY-LAW RESOLUTION REFERRED TO IN ITEM 5 OF THE NOTICE OF MEETING CONFIRMING THE AMENDMENTS TO THE CORPORATION'S BY-LAWS REGARDING INDEMNITIES TO DIRECTORS AND OFFICERS, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF THE BY-LAW RESOLUTION.**

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters properly come before the Meeting or any adjournment or adjournments thereof, the enclosed form of proxy confers authority to vote on such amendments or variations or such other matters according to the discretion of the proxyholder. Management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

In many cases, Common Shares beneficially owned by a shareholder (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, banks, trust companies, securities dealers or brokers and trustees; or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this management information circular, the proxies and the Corporation's 2006 annual report (which includes the management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive the Meeting Materials. Non-Registered Holders that have not waived the right to receive Meeting Materials will either: (a) be given a proxy; or (b) more typically, be given a request for voting instructions. The purpose of these documents is to permit Non-Registered Holders to direct the voting of Common Shares that they beneficially own. If a Non-Registered Holder receives either a proxy or a request for voting instructions and wishes to attend and vote at the Meeting in person, the Non-Registered Holder should insert the name of the Non-Registered Holder in the space provided on the proxy or the request for voting instructions to appoint himself or herself as proxyholder and return same in the envelope provided. A Non-Registered Holder should not otherwise complete the proxy or the request for voting instructions as such Non-Registered Holder's vote will be taken at the Meeting. If a Non-Registered Holder is to vote at the Meeting, they should register with the Corporation's transfer agent upon arriving at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only class of shares entitled to vote at the Meeting. As at the date hereof, 35,631,932 Common Shares are outstanding, each carrying the right to one vote per share at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares as at the date hereof are the following:

Name of Holder	Number of Common Shares	Percentage of Outstanding Common Shares
Burgundy Asset Management Ltd.	4,456,000	12.51%
Mackenzie Financial Corporation	4,750,425	13.33%

The Corporation has been advised that Mackenzie Financial Corporation holds the above-noted Common Shares in various accounts or funds that it manages and that the Common Shares are owned in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Corporation.

As at the date hereof, CDS is the registered owner of 32,603,815 Common Shares, which represents approximately 91.50% of the outstanding Common Shares. The directors and senior officers of the Corporation understand that CDS is a nominee but, except as set out above, are not aware whether any person or corporation on whose behalf such shares are held beneficially owns or exercises control or direction over more than 10% of the voting rights attached to the issued and outstanding Common Shares.

The record date for the determination of shareholders entitled to receive notice of the Meeting is the close of business on April 3, 2007 (the "Record Date"). In accordance with the provisions of the Act, the Corporation will prepare a list of holders of Common Shares as of the Record Date not later than 10 days after the Record Date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that: (a) the shareholder has transferred any of his or her Common Shares after the Record Date; and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than 10 days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of one director and a maximum of 20 directors. As a public company, however, the Corporation is legally required to have not fewer than three directors. The precise number of directors of the Corporation within the minimum/maximum range has been fixed by the directors at four.

The following are the names of the persons who are proposed as nominees for election as directors of the Corporation: Ian C. B. Currie, J. Lorne Braithwaite, Robert W. Korthals and David P. Smith. The term of office of each person elected as a director of the Corporation will be until the next annual meeting of the shareholders of the Corporation or until his successor is elected or appointed.

Unless authority to vote is withheld, the persons named in the enclosed form of proxy intend to vote in favour of the election to the board of directors of the nominees whose names are mentioned above. Management does not contemplate that any of such nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee as management may recommend unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting in the election of directors.

INFORMATION CONCERNING DIRECTORS

Name and Office	Present Principal Occupation	Year First Became a Director	Approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date hereof
IAN C.B. CURRIE Chairman of the Board, President and Director *Ontario, Canada*	Company Director	2000	35,977
J. LORNE BRAITHWAITE Director *Ontario, Canada*	Company Director and Venture Capital Investor	2000	18,349
ROBERT W. KORTHALS[(1)] Director *Ontario, Canada*	Company Director	2000	14,457
DAVID P. SMITH Director *Ontario, Canada*	Managing Partner, Enterprise Capital Management Inc.	2000	63,216

NOTE:

(1) Mr. Korthals was a director of Anvil Range Mining Corporation, which sought protection under the Companies' Creditors Arrangement Act in 1998 and was subsequently liquidated.

AUDIT COMMITTEE

The members of the Audit Committee are Robert W. Korthals (Chairman), J. Lorne Braithwaite and David P. Smith each of whom has been determined by the board of directors of the Corporation to be "independent" and "financially literate" within the meaning of the Canadian Securities Administrators' Multilateral Instrument 52-110. The following is a brief summary of the education and experience that is relevant to the performance of their responsibilities as Audit Committee members.

Robert W. Korthals was President of Toronto Dominion Bank for fourteen years until his retirement in 1995. He currently serves on the boards of a number of public corporations. During his career, he has often been consulted to analyze and evaluate financial statements.

J. Lorne Braithwaite was Founder, Chairman, President and C.E.O. of Cambridge Shopping Centres as well as founder and owner of the Ethan Allan furniture retailing chain in Canada. Internationally he served as the worldwide Chairman of the International Council of Shopping Centres 1995-1996.

David P. Smith is a chartered financial analyst with over 20 years experience in portfolio management where he has served in director and vice-president roles. His experience includes investment management and research, mergers and acquisitions, project finance, privatization and corporate finance. Mr. Smith currently is a managing director and founding partner of Enterprise Capital Management Inc.

The responsibilities and duties of the Audit Committee are set out in the Audit Committee's charter, the text of which is set forth in Appendix I to this management information circular.

External Auditor Service Fees

Aggregate fees paid to the Corporation's external auditors during the fiscal years ended December 31, 2006 and 2005 were as follows:

Fees (in dollars)	2006	2005
Audit Fees	25,000	25,000
Audit-Related Fees[(1)]	3,000	7,896
Tax Fees[(2)]	6,900	12,520
All Other Fees	-	-
Total	34,900	45,416

NOTES:

(1) Audit-related fees for 2006 and 2005 relate to accounting consultation, attendance at meetings of the board of directors and reading interim financial statements.

(2) Tax fees for 2006 and 2005 relate to corporate tax compliance, tax planning and other tax-related services.

The Corporation is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) thereof.

EXECUTIVE COMPENSATION

Compensation for the Chairman of the board of directors and President and the Chief Financial Officer and Secretary is summarized in the table below.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)		
IAN C.B. CURRIE[(1)] Chairman of the Board and President	2006 2005 2004	40,000 40,000 39,000	- - -	- - -	- - -	- - -
BRIAN W. JAMIESON[(2)] Chief Financial Officer and Secretary	2006 2005 2004	65,000 60,625 86,875	- - -	- - -	- - -	- - -

NOTES:

(1) The annual compensation shown for Mr. Currie includes compensation for his service as a director and Chairman of the Board and President of the Corporation.

(2) The annual compensation shown for Brian W. Jamieson represents fees received by Mr. Jamieson for his service as the Chief Financial Officer and Secretary of the Corporation pursuant to an executive services contract, as more fully described below.

Long Term Incentive Plan Awards

The Corporation did not provide any long-term incentive plan awards to its executive officers during the 2006 financial year.

Options and SARs

The Corporation has not at any time granted any options to purchase securities of the Corporation or awarded any stock appreciation rights.

Employment Contracts

The Corporation has entered into an executive services contract with Brian W. Jamieson dated March 10, 2000 as amended on November 30, 2000 and further amended effective January 1, 2006 (the "Jamieson Agreement"). The Jamieson Agreement provides that Mr. Jamieson shall serve as Chief Financial Officer and Secretary of the Corporation on a contract basis. The Jamieson Agreement has no fixed term. The Jamieson Agreement provides that Mr. Jamieson is entitled to a contract fee of $5,417 per month. If the Corporation terminates Mr. Jamieson's engagement without cause (including as a result of the reorganization of the Corporation or the sale of its assets or business), Mr. Jamieson is entitled to receive three months' notice or, at the Corporation's option, an amount equal to the contract fee paid or payable to Mr. Jamieson in the three month period preceding the date of termination. Mr. Jamieson has the right, at any time after September 15, 2000, to terminate his engagement on reasonable notice to the Corporation, in which case he is entitled to receive his contract fee pro-rated to the date of termination based on the three month period preceding the date of termination. Pursuant to a letter agreement dated December 17, 2003, all services provided to the Corporation under the Jamieson Agreement may be provided by Mr. Jamieson's holding company, 1594493 Ontario Limited effective November 1, 2003.

COMPENSATION OF DIRECTORS

The Chairman of the board of directors and President of the Corporation was paid an annual fee of $40,000 which has been reduced to $25,000 commencing January 1, 2007. Each of the other directors of the Corporation is paid an annual fee of $6,000 for their services as directors as well as a fee of $1,000 for attendance at each meeting of the board of directors or of a committee of the board of directors that is not held on the same day as a meeting of the board of directors.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The board of directors of the Corporation facilitates its exercise of independent supervision over management by ensuring that the board is comprised of a majority of "independent" directors (within the meaning of the Canadian Securities Administrators' National Instrument 58-101) and that the independent directors hold regularly scheduled meetings at which non-independent directors and members of management or not in attendance.

The board of directors of the Corporation has determined that each of Messrs. Robert W. Korthals, J. Lorne Braithwaite and David P. Smith is independent from the Corporation. The independent directors represent 75% of the board. Mr. Ian C.B. Currie is not independent from the Corporation as he is an executive officer of the Corporation.

Directorships

Each director of the Corporation is also a director of one or more issuers that are reporting issuers. Mr. Robert W. Korthals is currently a director of Cognos Incorporated, Bucyrus International Inc., Suncor Energy Inc., easyhome Ltd. and five closed end hybrid funds sponsored by Mulvihill Investment Management and is a trustee of Great Lakes Carbon Income Fund. Mr. J. Lorne Braithwaite is currently a director of Enbridge Inc., Enbridge Gas Distribution Inc. and a trustee of Enbridge Commercial Trust. Mr. David P. Smith is currently a director of Superior Plus Inc., Superior Plus Administration Inc. and Crestreet Kettles Hill Windpower General Partner Limited. Mr. Ian C.B. Currie is currently a director of Route 1 Inc and a trustee of Strongco Income Fund.

Orientation and Continuing Education

The board of directors has determined that, given the size of the Corporation and the nature of its business, it is not necessary to provide orientation and continuing education to its directors. Each member of the board has been a director since 2000 and receives frequent information from management regarding the activities of the Corporation.

Ethical Business Conduct

The board of directors of the Corporation has determined that, given the size of the Corporation and the nature of its business, it has not been necessary to adopt a formal code of business conduct and ethics. The Corporation has no permanent employees and all management services are provided on a part-time consulting basis by the two executives listed in the summary compensation table above. The board of directors encourages and promotes a culture of ethical business conduct within the Corporation through its frequent interactions with management.

Nomination of Directors

The independent directors are responsible for identifying new candidates for board nomination as and when required. The independent directors select new candidates who: (i) have competencies and skills that complement the competencies and skills of the board and of individual directors; and (ii) can devote sufficient time and resources to his or her duties as board members.

Compensation

The independent directors of the Corporation are directly responsible for determining the compensation to be awarded to executive officers and directors of the Corporation. The process for determining compensation to be awarded to the President of the Corporation includes all of the independent directors. Directors' compensation is determined by all of the independent directors.

Other Board Committees

The board of directors of the Corporation has an audit committee and no other standing committees. The board of directors is directly responsible for developing the Corporation's approach to governance issues and for periodically reviewing the composition and effectiveness of the board of directors and the audit committee and the effectiveness and contribution of individual directors. The independent directors are directly responsible for reviewing and approving the goals and objectives of the President of the Corporation and providing an appraisal of the President's performance and for determining the compensation to be awarded to executive officers and directors of the Corporation. The independent directors are also responsible for identifying new candidates for board nomination as and when required.

Assessments

The board of directors conducts an annual evaluation of the effectiveness of the board and the audit committee. In doing so, the board of directors considers the responsibilities and duties set out in the board mandate and the audit committee charter. In addition, on an annual basis, individual directors conduct self-evaluations and evaluations of the effectiveness and contributions of other board members. Individual directors are evaluated based on the skills and competencies that each director is expected to bring to the board.

APPOINTMENT OF AUDITOR

The present auditor of the Corporation is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP was first appointed as the auditor of the Corporation on January 25, 2000. It is intended that a resolution will be presented to the Meeting to reappoint PricewaterhouseCoopers LLP as the auditor of the Corporation at such remuneration as may be fixed by the directors.

AMENDMENTS TO CORPORATE BY-LAWS

At the Meeting, shareholders will be asked to confirm the amendments to the Corporation's by-laws approved by the Board of Directors of the Corporation on February 1, 2007, as described in more detail below. While the amendments to the Corporation's by-laws became effective upon approval by the directors, the amendments will terminate and be of no further force or effect if they are not confirmed by the shareholders at the Meeting. Accordingly, the shareholders will be asked to approve the resolution set out on Schedule A to this management information circular (the "By-Law Resolution")

By-Law Amendments

Pursuant to Bill 152, Ministry of Government Service, Consumer Protection and Service Modernization Act, 2006, it is proposed that amendments to section 136 of the *Business Corporations Act* (Ontario) (the "OBCA") with respect to the insurance and indemnification of directors and officers, will come into force on or about August 1, 2007. The proposed amendments: (i) expand the indemnification provisions for directors and officers to cover a person who is acting on a corporation's behalf in a managerial capacity for an entity that is not a corporation, (ii) remove the current requirements that the indemnifying corporation must have a financial interest in the latter entity on whose board the corporation's nominee sits, (iii) expands permissible indemnification to include investigative and other proceedings, (iv) subject to court approval, authorizes corporations to advance defence costs to directors, officers and other indemnifiable persons, (v) relax the standard for granting indemnification, and (vi) remove current restrictions on the right of a corporation to purchase insurance.

Subject to confirmation by the shareholders of the Corporation, the Board of Directors of the Corporation approved an amendment to the Corporation's by-laws to replace the existing provision related to indemnities to directors and officers with the following:

> The Corporation shall indemnify a director or officer of the Corporation or a former director or officer of the Corporation in such circumstances as governing law permits or requires. The board of directors may from time to time approve a form of indemnity in respect of any or all directors and/or officers or a former director or officer not inconsistent with governing law. Nothing in this by-law shall limit the right of any director or officer or former director or officer entitled to indemnity to claim indemnity apart from the provision of this by-law to the extent permitted by governing law. The Corporation may also purchase and maintain insurance for the benefit of any or all directors and/or officers or a former director or officer in such circumstances as governing law permits or requires.

The Board of Directors determined that the amendment was desirable in order to align the Corporation's by-law with the proposed amendments to the OBCA described above.

TSX Venture Exchange Approval

Pursuant to TSX Venture Exchange Policy 3.2, any amendment to an issuer's by-laws is subject to acceptance by the exchange. The Corporation has received a conditional acceptance of the amendment to the Corporation's by-laws relating to indemnities to directors and officers. Final approval of the amendments by the exchange is subject to confirmation that the amendments have been approved by the shareholders of the Corporation and delivery of other documentation satisfactory to the TSX Venture Exchange.

Recommendation of the Directors

The Board of Directors of the Corporation has determined that amending the Corporation's by-laws as described above is in the best interest of the Corporation and unanimously recommends that shareholders of the Corporation vote **FOR** the By-Law Resolution. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies **FOR** the By-Law Resolution.

ADDITIONAL INFORMATION

Additional Information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation's comparative financial statements and management discussion and analysis for its most recently completed financial year. Copies of the Corporation's comparative financial statements and management discussion and analysis may be obtained by a holder of shares of the Corporation, without charge, by writing to the Secretary of the Corporation.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this management information circular and the sending of it to holders of Common Shares of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental and regulatory agencies have been approved by the directors of the Corporation.

DATED as of the 5th day of April, 2007.

(signed)
Brian W. Jamieson,
Chief Financial Officer and Secretary

Schedule A

RESOLUTION OF THE SHAREHOLDERS

The amendment to By-Law No. 1 of the Corporation replacing paragraph 20 regarding indemnities to directors and officers in its entirety and by substituting therefore the following, as approved by the board of directors of the Corporation on February 1, 2007, is hereby confirmed:

> "20. Indemnities to Directors and Officers.
>
> The Corporation shall indemnify a director or officer of the Corporation or a former director or officer of the Corporation in such circumstances as governing law permits or requires. The board of directors may from time to time approve a form of indemnity in respect of any or all directors and/or officers or a former director or officer not inconsistent with governing law. Nothing in this by-law shall limit the right of any director or officer or former director or officer entitled to indemnity to claim indemnity apart from the provision of this by-law to the extent permitted by governing law. The Corporation may also purchase and maintain insurance for the benefit of any or all directors and/or officers or a former director or officer in such circumstances as governing law permits or requires."

Appendix 1

JANNOCK PROPERTIES LIMITED

Audit Committee Charter

PURPOSE

The board of directors (the "**Board**") of Jannock Properties Limited (the "**Company**") established an audit committee (the "**Audit Committee**") for the purpose of overseeing the accounting and financial reporting processes and audits of the financial statements of the Company. This Charter sets out the mandate and responsibilities of the Audit Committee.

COMPOSITION

The Audit Committee shall be comprised of not fewer than three directors, each of whom is an independent director. For purposes of this Charter, an "**independent**" director is one who has no direct or indirect material relationship with the Company. A "**material relationship**" is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement. Examples of individuals with a material relationship to the Company may include:

1. an individual who is, or who has been, or whose immediate family member is, or has been, an employee or executive officer of the Company;

2. an individual who is, or has been, or whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Company;

3. an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Company's current executive officers serve on the entity's compensation committee;

4. an individual who has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a director or a member of any committee of the Board, or as a part-time chair or vice-chair of the Board or any committee of the Board;

5. an individual who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Company, other than as remuneration for acting in his or her capacity as a director or a member of any committee of the Board, or as a part-time chair or vice-chair of the Board or any committee of the Board; and

6. an individual who is an affiliated entity of the Company or any of the Company's subsidiary entities.

This list is not meant to be exhaustive. For further guidance on the issue of independence, the Board should consult section 1.4 of Multilateral Instrument 52-110 - Audit Committees.

All members of the Audit Committee shall be financially literate. "**Financial literacy**" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

AUTHORITY

In recognition of the fact that the external auditors are ultimately accountable to the Board and the Audit Committee as representatives of the shareholders, the Audit Committee shall have the primary responsibility to select, evaluate and recommend to the Board the appointment or re-appointment and where appropriate, replacement of, the external auditors and shall review and recommend all audit engagement fees and terms and all non-audit engagements with the external auditors. The Audit Committee will also discuss the rotation of the engagement of the audit partners when required. The Audit Committee shall consult with management but shall not delegate these responsibilities.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

1. Review the accounting principles, policies and practices followed by the Company and its subsidiaries and controlled entities in accounting for and reporting its financial results of operations and satisfy themselves as to the appropriateness thereof.

2. Review the Company's audited annual consolidated financial statements and the unaudited quarterly financial statements.

3. Review and recommend to the Board for approval any accompanying report to shareholders and related documents such as the Management's Discussion and Analysis and related press releases.

4. Make recommendations to the Board with respect to the selection of the external auditors to be put forward to the shareholders at the annual meeting.

5. Obtain annually a formal written statement from the external auditors delineating all relationships between the audit firm and the Company, and review and discuss with the external auditors such relationships to determine the "independence" of the auditors.

6. Review any management letter prepared by the external auditors concerning the Company's internal financial controls, record keeping and other matters and management's response thereto.

7. Discuss with the external auditors their views about the quality of the implementation of Canadian generally accepted accounting principles, with a particular focus on the accounting estimates and judgments made by management and management's selection of accounting principles and meet in private with appropriate members of management and separately with the external auditors to share perceptions on these matters, discuss any potential concerns and agree upon appropriate action plans.

8. Approve the scope of the annual audit, the audit plan, the access granted to the Company's records and the co-operation of management in any audit and review function and pre-approve the scope and cost of any non-audit services to be undertaken by the Company's external auditors.

9. Review the effectiveness of the independent audit effort, including approval of the fees charged in connection with the annual audit, any quarterly reviews and any non-audit services being provided.

10. Assess the effectiveness of the working relationship of the external auditors with management and resolve any disagreements between management and external auditors regarding financial reporting.

11. Review key regulatory developments and their implications for the Company.

12. Review the risk management policies followed by the Company in operating its business activities and the completeness and fairness of any disclosure thereof.

13. Review annually this Charter for adequacy and recommend any changes to this Charter to the Board.

14. Report to the Board on the major items covered at each Audit Committee meeting and make recommendations to the Board concerning these matters.

15. Ensure that the appropriate internal controls over financial reporting are in place, and that the Company's public disclosure of financial information is timely and accurate, so as to permit the Chief Executive Officer and the Chief Financial Officer to provide the required certification of the Company's annual and interim filings.

16. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of present and former external auditors of the Company.

17. Ensure that the financial information required by the various committees of the Board is available to them so as to permit them to fulfil their mandates.

18. Perform any other activities consistent with this Charter, the Company's by-laws and governing law as the Audit Committee or the Board deem necessary or appropriate.

RELATIONSHIP TO INTERNAL AUDIT

The Audit Committee will:

1. Review and approve management's decisions relating to any potential need for internal auditing, including whether this function should be outsourced and if such function is outsourced, approve the supplier of such service.

2. Ensure that an effective system of internal control over financial reporting has been designed and is being implemented.

AUDIT COMMITTEE MEETINGS

The Audit Committee will meet on a regular basis, at least quarterly, and will hold special meetings as circumstances require. The timing of the meetings, and the calling of and procedure at meetings, shall be determined by the Chairman of the Audit Committee. A majority of the members of the Audit Committee present in person or participating by conference telephone shall constitute a quorum of the Audit Committee.

The acts of the Audit Committee at a duly constituted meeting shall require no more than the vote of a majority of the members present. A resolution or other instrument in writing signed by all members of the Audit Committee shall constitute an act of the Audit Committee.

RESOURCES

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise it. The Audit Committee may request that any member of management or outside consultant attend a meeting of the Audit Committee or meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall advise the Board on the extent of funding, if any, that may be necessary for payment of compensation to any consultants retained to advise the Audit Committee.

Approved by the Board of Directors on February 15, 2005

JANNOCK PROPERTIES LIMITED

Unit 7
2500 Meadowpine Boulevard
Mississauga, Ontario
L5N 6C4

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual and Special Meeting of Class B Common Shareholders to be held May 9, 2007.

The undersigned hereby appoints Ian C.B. Currie, or failing him, J. Lorne Braithwaite, or failing him, Robert W. Korthals or instead of any of them, __________________________ as proxy, with power of substitution, to attend and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held at the offices of Fraser Milner Casgrain LLP in the Crawford Room on the 42nd floor, 1 First Canadian Place, 100 King Street West, Toronto, Ontario at 10:00 o'clock in the am (Toronto time), May 9, 2007 and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as instructed.

This proxy revokes and supersedes all proxies of earlier date

THIS PROXY MUST BE DATED.

DATED **this day of , 2007.**

____
Signature of Shareholder

TO BE VALID, THIS PROXY MUST BE RECEIVED BY
THE CORPORATION, OR ITS AGENT,
EQUITY TRANSFER & TRUST COMPANY.,
200 UNIVERSITY AVENUE, SUITE 400,
TORONTO, ONTARIO, M5H 4H1, NOT LATER THAN 5:00 P.M.
TORONTO TIME, ON MAY 8, 2007 OR BY DEPOSITING THEM WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENTS THEREOF

CHECK BOX

RESOLUTIONS	VOTE FOR	VOTE AGAINST OR WITHHOLD
1. Re-Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year		
2. Authorization of the directors to fix the remuneration of the auditors		
3. Election of the directors as nominated by Management		
4. In respect of the ordinary resolution in the form attached as Schedule A to the accompanying management information circular, providing for the confirmation of amendments to the Corporation's by-laws regarding indemnities to directors and officers		

Jannock Properties Limited

Press Release

February 1, 2007

Jannock Properties Limited reports December 31, 2006 results.

TORONTO, ONTARIO - Jannock Properties Limited today reported net earnings for the year of $802,000 ($0.02 per share) compared with $1,394,000 ($0.04 per share) in 2005.
Operating activities for the year ended December 31, 2006 generated cash of $229,000 compared with $8,003,000 for the same period in 2005.

Real Estate
There were no land sales in 2006 as all remaining properties were sold in 2005. In 2005 land sales amounted to $2,700,000 for the two remaining Milton properties.
Cash receipts from real estate activities in 2006 were $1,630,000 and included $513,000 from the collection of a mortgage receivable, $484,000 as compensation for some parkland, $241,000 from the recovery of some levy credits and $355,000 of interest received on mortgages receivable and cash surpluses. In 2005, cash receipts from real estate activities were $8,914,000 and included $2,700,000 from property sales and $5,338,000 from mortgages receivable. At December 31, 2006, the mortgages receivable held by the Corporation amounted to $3,670,000, which is all due in 2007.

Cash Flows
Cash provided by operating activities in 2006 amounted to $1,762,000 and included $1,630,000 from real estate activities and proceeds of $132,000 received from Jancor – see "Jancor Companies, Inc" below. Total expenditures in 2006 were $1,533,000 and included income tax payments of $1,177,000 of which $916,000 related to 2005 earnings.
In 2006 the Corporation distributed $1,781,000 ($0.05 per unit) to shareholders through the redemption of Class A special shares (2005 $5,345,000 ($0.15 per unit)).

Jancor Companies, Inc. (Jancor)
Preliminary indications are that earnings before interest, taxes, depreciation and amortization (EBITDA) at Jancor for 2006 will be about the same level as the US$5.6 million achieved in 2005. Earnings in the first half of 2006 were significantly better than in 2005 but fell off in the second half that has been attributed by management to a sharp slump in the US housing markets and the impact of lower consumer confidence on the repair and replacement housing market. The outlook for operating results in 2007 is unclear due to the continuing weakness in the US housing markets and the degree of uncertainty over the US economic outlook.
Senior debt obligations at Jancor at the end of 2006 are expected to be approximately US$30 million which is US$20 million higher than at the end of 2005, mainly due to the acquisition of a vinyl siding plant during the year.
In 2006, the Corporation received US$118,000 as its share of a payment of that was made by Jancor to its subordinated lender in September 2006. When Jannock Properties sold its interests in Jancor in 2001, it became entitled to receive:

- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor plus,
- the next US$5,572,000 of any payments of principal and interest on Jancor's subordinated bank debt after total payments on this debt reached US$16,717,000. Cumulative total payments exceeded this level by US$118,000 in 2006.

In 2007, Jannock Properties should receive two payments of US$1,003,000 that are scheduled to be made by Jancor on its subordinated debt in March and September. In addition, Jancor's subordinated debt agreements currently call for 50% of the principal outstanding to be repaid in September 2007 and the balance a year later. If the repayments are made as set out, Jannock Properties will receive an additional US$4,676,000 in 2007 and US$2,340,000 in 2008. Jannock Properties has not been able to determine how much of these payments, if any, would be taxable.

It is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive in the future.

Corporate Items

General and administrative expenses of $336,000 for 2006 were 19% lower than the 2005 level of $414,000. Efforts are continuing to achieve further reductions in 2007.

Income tax provisions were $224,000 in 2006 compared with $789,000 in 2005.

The Corporation will hold its Annual General Meeting at 10.30 a.m. on Wednesday May 9, 2006.

The number of Class B common shares outstanding is 35,631,932. Currently there are 70 Class A special shares that are associated with each common Class B share. The combination of one Class B common and 75 Class A special shares is listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN).

The Corporation is headquartered in Mississauga, Ontario. The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition, there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821 4464
bjamie@jannockproperties.com

JANNOCK PROPERTIES LIMITED
Balance Sheet
(in thousands of Canadian dollars)

	December 31 2006	December 31 2005
Assets		
Mortgages receivable	**$ 3,670**	$ 4,183
Other assets	**62**	68
Cash and cash equivalents	**3,010**	4,562
	$ 6,742	$ 8,813
Liabilities		
Accounts payable and accrued liabilities	**$ 47**	$ 186
Income taxes payable	**91**	947
Future income tax liabilities	**257**	354
	$ 395	$ 1,487
Shareholders' Equity		
Capital stock	**$ 24,896**	$ 26,677
Contributed surplus	**6,868**	6,868
Deficit	**(25,417)**	(26,219)
	$ 6,347	$ 7,326
	$ 6,742	$ 8,813

JANNOCK PROPERTIES LIMITED

Statement of Income and Deficit

(in thousands of Canadian dollars, except per share amounts)

		Year ended December 31	
		2006	2005
Land sales		**$ -**	$ 2,700
Cost of sales (recovery of prior years' cost of sales amount		**(875)**	979
Gross profit		**875**	1,721
Interest income		**355**	876
Recovery on Jancor		**132**	
General and administrative expenses		**(336)**	(414)
Income before income taxes		**1,026**	2,183
Income taxes provided/(recovered)	- current	**321**	917
	- future	**(97)**	(128)
	- total	**224**	789
Net income for the year		**$ 802**	$ 1,394
Deficit - Beginning of year		**$ (26,219)**	$ (27,613)
Deficit - End of year		**$ (25,417)**	$ (26,219)
Basic income per share		**$ 0.02**	$ 0.04

JANNOCK PROPERTIES LIMITED
Statement of Cash Flows
(in thousands of Canadian dollars)

	Year ended December 31	
	2006	2005
Cash provided by (used in)		
Operating activities		
Cash receipts		
Receipts from land sales closed during the year	**$ -**	$ 2,700
Recovery of prior years' cost of sale amounts	**762**	-
Collection of mortgages receivable	**513**	5,338
Interest received	**355**	876
Recovery on Jancor	**132**	-
	1,762	8,914
Cash payments		
Real estate commissions	**-**	(155)
Expenditures on land development	**(19)**	(364)
Payments of general, administrative and other costs	**(337)**	(406)
Income taxes recovered/(paid)	**(1,177)**	14
	(1,533)	(911)
	229	8,003
Financing activities		
Redemption of capital stock	**(1,781)**	(5,345)
	(1,781)	(5,345)
Increase in cash and cash equivalents	**(1,552)**	2,658
Cash and cash equivalents - Beginning of year	**4,562**	1,904
Cash and cash equivalents - End of year	**$ 3,010**	$ 4,562

EQUITY

TRANSFER & TRUST COMPANY

Michael Lee
Account Manager, Client Services
Telephone: 416.361.0930 ext.236
mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 6, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Jannock Properties Limited
Notice of Record and Meeting Date

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for the subject company.

1. CUSIP – 470890 20 3

2. Date Fixed for the Meeting – May 9, 2007

3. Record Date For Notice – April 3, 2007

4. Record Date For Voting – April 3, 2007

5. Beneficial Ownership Determination Date April 3, 2007

6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting
   – 70 Class A Special Shares & 1 Class B Common Share

7. Classes of Series of Securities that entitle the holder to vote at the meeting
   – 70 Class A Special Shares & 1 Class B Common Shares

8. Business to be conducted at the meeting – Annual and Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Michael Lee

END